

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

October 20, 2017

<u>Via E-mail</u>
James A. Procaccianti
Procaccianti Hotel REIT, Inc.
1140 Reservoir Avenue
Cranston, Rhode Island 02920-6320

> **Re:** **Procaccianti Hotel REIT, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-11**
> **Filed September 15, 2017**
> **File No. 333-217578**

Dear Mr. Procaccianti:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 2, 2017 letter.

Questions and Answers about this Offering, page 1

1. We note your revised disclosure in response to comment 8 that you expect to pay a maximum of $0.30 in stockholder servicing fees with respect to an individual T Share. Please clarify that this estimate assumes that the stockholder servicing fee will be paid for approximately three years from the date of purchase.

Estimated Use of Proceeds, page 97

2. We note your response to comment 17. We continue to believe that the adjustments for "A Shares Support" should not cancel out the underwriting compensation and organization and offering expenses payable on Class I, Class K, and Class T Shares in the use of proceeds table given the economic rights associated with the Class A shares. We note in this regard that Class A shareholders will have rights to 37.5% of excess cash payments, liquidation cash payments, and certain payments upon a merger or termination

of the advisory agreement, while only providing 9.48% of the offering proceeds. Please tell us why you believe the current tabular presentation is appropriate in light of the economic rights associated with the Class A shares. Please also discuss the likelihood that you will use the proceeds from the sale of Class A shares to acquire properties, as disclosed on page 97, and clarify why the current tabular presentation is appropriate in light of such disclosure. We may have further comment.

Management, page 125

Key Executives of the Sponsor and Advisor, page 128

3. We note your response to comment 21 but are unable to find the referenced disclosure. Please identify all positions held by the key executives of your Sponsor and Advisor at TPG Hotels and Resorts, Inc.

Report of Independent Registered Public Accounting Firm, page F-2

4. Please amend your filing to include a signed audit report from your independent registered public accounting firm.

Note 2. Summary of Significant Accounting Policies

Organization and Offering Costs, page F-7

5. We note that your policy is to charge organization and offering costs against capital in excess of par on the balance sheet. Please clarify why you do not expense organization costs as they are incurred in accordance with ASC 720-15-25-1.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or Daniel Gordon, Senior Assistant Chief Accountant, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3466 with any other questions.

Sincerely,

/s/ Coy Garrison

Coy Garrison
Special Counsel
Office of Real Estate and
Commodities

cc: Heath D. Linksy, Esq.
        Morris, Manning & Martin, LLP